Exhibit 12.01

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)
	April 1, 2016		April 3, 2015		March 28, 2014		March 29, 2013		March 30, 2012
Earnings
Earnings from continuing operations before income taxes	$392		$101		$107		$(162)		$(155)
Add: Fixed charges	109		116		119		175		147

Total Earnings	$501		$217		$226		$13		$(8)

Fixed Charges
Interest expense, including amortization of debt expense	$75		$78		$84		$139		$115
Interest component of rental expense	34		38		35		36		32

Total Fixed Charges	$109		$116		$119		$175		$147

Ratio of Earnings to Fixed Charges (1)	4.60	x	1.87	x	1.90	x	0.07	x	— (2)

(1)	For these ratios, “earnings” represents (a) income (loss) from continuing operations before income taxes and (b) fixed charges. Fixed charges consist of interest on all indebtedness and amortization of debt expense and an estimate of the interest within rental expense. The estimate of rental expense is calculated as 1/3 of total rental expense.
(2)	The loss from continuing operations before taxes and loss from joint venture for the fiscal year ended March 30, 2012 is not sufficient to cover fixed charges by a total of $155 million and, as such, the ratio of earnings to fixed charges has not been computed for this period. Included in earnings for fiscal 2012 is an impairment of intangible assets of $4 million and change in foreign currency exchange rates of $68 million. For more information, see our Form 10-K for the fiscal year ended March 30, 2012.